UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)



                          MONTEREY BAY BANCORP, INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                   61239H107
                                (CUSIP Number)

                               Dr. Luca Fossati
                            Findim Investments S.A.
                              Gradinata Forghee 2
                             Massagno, Switzerland
                               011-41-91-568916

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 24, 1998

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

--------------------------------------------------------------------------------
CUSIP NO. 649389103
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Findim Investments S.A.

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)( )
                                                                         (b)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS


-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            ( )
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

-------------------------------- ---- ------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7   SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON        350,000 shares of Common Stock
WITH
                                 ---- ------------------------------------------
                                  8   SHARED VOTING POWER
                                         0
                                 ---- ------------------------------------------
                                  9   SOLE DISPOSITIVE POWER
                                      350,000 shares of Common Stock
                                 ---- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         350,000 shares of Common Stock
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )

 ------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.98%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

     This Amendment No. 5 is filed on behalf of Findim Investments S.A. ("Findim") and amends the initial statement dated November 6, 1996 (the "Initial Statement"), as amended by Amendments Nos. 1 - 4 thereto, with respect to shares of common stock, $.01 par value (the "Shares"), of Monterey Bay Bancorp, Inc., a California corporation (the "Issuer"), whose principal executive offices are located at 36 Brennan Street, Watsonville, California 95076. The purpose of this Amendment No. 5 is to amend Item 5 of the Initial Statement and to add thereto the information set forth below under the appropriate item headings.

ITEM 5.  Interest in Securities of Issuer.

     (a) Findim is the beneficial owner of 350,000 Shares or 9.98% of the outstanding Shares of the Issuer (based on a total of 3,505,355 Shares outstanding as reported in the Issuer's press release on PRNewswire dated December 1, 1998). None of Findim S.p.A. (as defined in the Initial Statement), Dafofin or, to the best knowledge of Findim, any of the persons set forth in
Exhibit 1 of the Initial Statement are the beneficial owner of any Shares except (where applicable) by virtue of their direct or indirect ownership interest in and/or control of Findim.

     (b) Findim has the sole power to vote or to direct the vote as to 350,000 Shares and has the sole power to dispose or to direct the disposition of all such Shares. None of Findim S.p.A., Dafofin or, to the best knowledge of Findim, any of the persons set forth in Exhibit 1 of the Initial Statement has the sole or shares power to vote or to direct the vote or to dispose of or to direct the disposition of any Shares, except (where applicable) by virtue of their direct or indirect ownership interest in and/or control of Findim.

     (c) During the past 60 days, none of Findim, Findim S.p.A., Dafofin or, to the best knowledge of Findim, any of the persons set forth in Exhibit 1 of the Initial Statement has effected any transactions in the Shares, except for the following sales:

                       Amount          Price
                       of              per
Date                   Shares          Share           Description
----                   ------          -----           -----------
February 9, 1998       1,000           $18.45          Market Sale

March 30, 1998         6,500           $24.96          Market Sale

March 31, 1998         3,000           $25.46          Market Sale

August 17, 1998        1,000           $16.00          Market Sale

November 24, 1998     40,250           $14.25          Market Sale

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 3, 1998    FINDIM INVESTMENTS S.A.


                            /s/ Dr. Luca Fossati
                            --------------------
                            Dr. Luca Fossati
                            President and Director